UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-39880

MYT NETHERLANDS PARENT B.V.
(Exact Name of Registrant as Specified in its Charter)

Einsteinring 9
85609 Aschheim/Munich
Germany
+49 89 127695-614
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On 7 October 2024, MYT Netherlands Parent B.V. (“Mytheresa) announced that Mytheresa (NYSE: MYTE) and Richemont Italia Holding S.P.A. (“Richemont”) (SWX: CFR) have entered into binding agreements for the acquisition of 100% of the share capital of Yoox Net-a-Porter (“YNAP”) by Mytheresa, subject to certain conditions, including antitrust regulatory approvals.

On 11 April 2025, Mytheresa received the unconditional merger control clearance from the European Commission for the acquisition of YNAP from Richemont. The acquisition is expected to close on 23 April  2025.

On 11 April 2025, Mytheresa also announced the expected leadership team for the combined company upon closing of the acquisition.

A copy of the press releases are attached as Exhibits 99.1 and 99.2 to this report. The information in this Form 6-K, including Exhibits 99.1 and 99.2, furnished in this report is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section. Registration statements or other documents filed with the SEC shall not incorporate this information by reference, except as otherwise expressly stated in such filing.

Exhibit No.	Description

99.1	Regulatory Approval Press Release dated 11 April 2025
99.2	Leadership Team Press Release dated 11 April 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MYT Netherlands Parent B.V.

By:	/s/ Martin Beer
Name:	Dr. Martin Beer
Title:	Chief Financial Officer

Date: April 11, 2025